EXHIBIT 3.02

CERTIFICATE OF DESIGNATIONS

OF

SERIES A PREFERRED STOCK

OF

ANNA’S LINENS, INC.,

a Delaware corporation

(Pursuant to Section 151 of the Delaware General Corporation Law)

Anna’s Linens, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the “Corporation”), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation as required by Section 151 of the General Corporation Law at a meeting duly called and held on April 5, 2005:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation (hereinafter called the “Board”) in accordance with the provisions of the Certificate of Incorporation of the Corporation, the Board hereby creates a series of Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Corporation and hereby states the designation and number of shares, and fixes the powers, preferences, rights, restrictions, and other matters relating to the Series A Preferred Stock, as follows:

1.	Designation.

The series of Preferred Stock to which this Certificate of Designations relates shall be designated “Series A Preferred Stock” (the “Series A Preferred Stock”).

2.	Par Value.

The par value of the Series A Preferred Stock shall be $0.01 per share.

3.	Number of Shares.

The number of shares constituting the Series A Preferred Stock shall be 364,000 shares. None of the Series A Preferred Stock has been issued.

4.	Dividends.

In the event that the Board of Directors declares any cash or non-cash dividend or other distribution or issuance (other than any such dividends or distributions or issuances which cause an adjustment to the Conversion Price (as defined in Section 7.a below) in accordance with Section 7.d below) (a “Dividend”) on the Common Stock, an additional Dividend shall also be deemed declared and payable to the holders of the Series A Preferred Stock in an amount per share, on an as-converted basis, equal to the amount paid, distributed, issued or set aside for each share of Common Stock, with such additional Dividend having the same record and payment dates as the Dividend made with respect of the shares of Common Stock. Dividends payable on the Series A Preferred shall be cumulative, and payable prior and in preference to any Dividend payable on the Common Stock.

5.	Liquidation Preference.

a. Upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, each holder of the Series A Preferred Stock shall be entitled to receive and to be paid out of the assets of the Corporation available for distribution to its shareholders, prior and in preference to any distribution or other payment out of the assets of the Corporation to the holders of the Common Stock or any other equity security junior to the Series A Preferred Stock of the Corporation by reason of their ownership thereof (the “Liquidation Preference”), the greater of either (i) a cash payment equal to (x) $68.68 (as appropriately adjusted for any stock splits, stock dividends, combinations, reclassifications and other similar events occurring after the date of the original issuance of shares of the Series A Preferred Stock (the “Original Issue Date”)) (the “Original Issue Price”), plus (y) a cumulative return at a rate of twelve percent (12%) per annum per share of the Original Issue Price, compounded annually, plus (z) any declared but unpaid Dividends in respect of such shares; or (ii) the amount of consideration per share of Series A Preferred Stock such holder would be entitled to receive on an as converted basis had such holder converted such holder’s Series A Preferred Stock into shares of Common Stock at the then applicable Conversion Rate immediately prior to such liquidation, dissolution or winding up; in each case as appropriately adjusted for any subsequent stock splits, stock dividends (whether paid or unpaid), combinations, reclassifications and similar events occurring after the Original Issue Date. If, upon such liquidation, dissolution or winding up of the Corporation, the assets and funds available for distribution among the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of their full liquidation preference, then the entire amount of the assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the aggregate liquidation preference for such shares of Series A Preferred Stock owned by each such holder.

b. After payment to the holders of the Preferred Stock of the Liquidation Preference set forth in Section 5.a above, the entire remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock.

c. Unless the holders of a majority of the then-outstanding shares of Series A Preferred Stock shall elect otherwise, (i) any acquisition of the Corporation by means of merger or other form of corporate reorganization in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring company or its subsidiary (other than a transaction effected solely to reincorporate the Corporation in another jurisdiction) and pursuant to which the holders of the outstanding voting securities of the Corporation immediately prior to such consolidation, merger or other transaction fail to hold equity securities representing a majority of the voting power of the Corporation or surviving entity immediately following such consolidation, merger or other transaction or (ii) the sale, transfer, assignment, conveyance, exchange or other disposition of all or substantially all of the assets (which shall be deemed to mean in excess of fifty percent (50%) of the value of such assets) of the Corporation, shall be treated as a liquidation, dissolution or winding up of the Corporation and shall entitle the holders of Preferred Stock to receive at the closing of such transaction in cash, securities or other property the Liquidation Preference as specified in Section 5.a above.

d. The value of any property not consisting of cash which is distributed by the Corporation to the holders of the Series A Preferred Stock pursuant to this Section 5 will equal the fair market value as determined by agreement between the Corporation and the holders of a majority of the then-outstanding Series A Preferred Stock, or if no such agreement can be reached, then by an independent valuation firm selected by the Corporation and reasonably acceptable to the member or members of the Board of Directors designated by the holders of the Series A Preferred Stock.

e. If a transaction pursuant to this Section 5 is commenced, the Corporation shall give each holder of record of Preferred Stock written notice of such impending transaction not later than twenty (20) days prior to the shareholders’ meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 5, and this Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after the Corporation has given the first notice provided for herein or sooner than ten (10) days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Preferred Stock that are entitled to such notice rights or similar notice rights and that represent at least a majority of the voting power of all then outstanding shares of such Preferred Stock.

6.	Redemption.

The holders of a majority of the shares of Series A Preferred Stock, may elect, by written notice (the “Redemption Notice”) to the Corporation on or anytime following the fifth anniversary of the Original Issue Date, to require that the Corporation redeem all (but not less than all) shares of Series A Preferred Stock (the “Redemption Shares”) owned by each such holder (and/or any assignee of such holder) (each, an “Electing Holder”) in accordance with this Section 6 (a “Mandatory Redemption”). The aggregate purchase price (the “Redemption Price”) for the Redemption Shares shall be the Original Issue Price (plus any declared but unpaid dividends) per Redemption Share. The Corporation shall redeem the Redemption Shares within one hundred and eighty (180) days after receipt of the Redemption Notice (the “Redemption Date”) by paying the Redemption Price to the applicable Electing Holder(s) in immediately available funds to an account or accounts designated by such Electing Holder against delivery of the share certificates representing the Series A Preferred Stock to be redeemed (duly endorsed for transfer). If insufficient funds are legally available as of the Redemption Date to redeem all the shares of Series A Preferred Stock then due to be redeemed, but sufficient funds are legally available as of the Redemption Date to redeem a portion of the Series A Preferred Stock then due to be redeemed, then the Corporation shall effect such redemption pro rata among all holders of Series A Preferred Stock on an equal priority, pari passu basis, based on the Redemption Price of such shares. If the Corporation fails to complete a Mandatory Redemption as required under this Section 6 with respect to any Electing Holders, such Electing Holders shall have the immediate right to (i) earn interest on any unpaid Redemption Price at a rate of twelve percent (12%) per annum, compounded monthly and (ii) pursue all remedies available at law or equity to compel such Mandatory Redemption; provided, further, that the Corporation shall be liable to the Electing Holders for the costs and expenses incurred by them in so compelling such Mandatory Redemption. In addition, so long as any shares of Series A Preferred Stock remain unredeemed after the Redemption Date, all such shares shall be entitled to all the rights and preferences of the Series A Preferred Stock.

7.	Conversion.

The holders of the Preferred Stock shall have conversion rights as follows:

a. Right to Convert. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time at the office of the Corporation or any transfer agent for the Series A Preferred Stock, into that number of fully-paid and nonassessable shares of Common Stock as is determined in accordance with the then-effective Conversion Rate. The “Conversion Rate” shall be equal to the Original Issue Price per share of Series A Preferred Stock, divided by the Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the certificate for such share is surrendered for conversion. The “Conversion Price” shall initially be $68.68 per share of Series A Preferred Stock and shall be subject to adjustment as set forth in Section 7.e below.

b. Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock at the then-effective Conversion Rate for such share immediately upon the consummation of (i) a Qualified IPO (as defined below) or (ii) any other public offering approved by a majority of the then-outstanding shares of Series A Preferred Stock (an “Approved Offering”). In connection with the closing of a Qualified IPO or an Approved Offering, each holder of Series A Preferred Stock shall promptly surrender such holder’s Series A Preferred Stock certificates to the Corporation, duly endorsed for transfer, for exchange for the appropriate number of shares of Common Stock. However, upon closing of a Qualified IPO or an Approved Offering, the Series A Preferred Stock shall be deemed to have been automatically converted into Common Stock and shall no longer be considered to be issued and outstanding, notwithstanding the failure of any holder of Series A Preferred Stock to so surrender such certificates. As used herein, “Qualified IPO” shall mean a firm commitment underwritten public offering registered under the Securities Act of 1933 as amended, or any successor statute, in which (i) the public offering price per share of the Common Stock is at least 200% of the Original Issue Price and (ii) the aggregate gross proceeds to the Corporation and any selling shareholders of the Corporation are not less than $35,000,000.

c. Mechanics of Conversion.

(i) Before any holder of shares of Series A Preferred Stock shall be entitled to convert the same pursuant to Section 7.a above, such holder shall surrender such holder’s Series A Preferred Stock certificates, duly endorsed for transfer, at the office of the Corporation or of any transfer agent for the Series A Preferred Stock, and shall give written notice to the Corporation (which notice may be given by facsimile transmission) at such office that such holder elects to convert the same; provided that in the event such holder’s certificates have been lost, stolen or destroyed, such holder’s notice shall instead be accompanied by an executed agreement reasonably satisfactory to the Corporation in which such holder undertakes to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, immediately upon receipt of such notice together with the Series A Preferred Stock certificates or the indemnification agreement (as the case may be), issue and deliver at such office to such holder of shares of Series A Preferred Stock a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled under Section 7.a above (in the number(s) and the denomination(s) designated by such holder) and a check payable to the holder in the amount of any cash amounts payable for fractional shares of Common Stock pursuant to Section 7.l below; in addition, the Corporation shall issue and deliver to such holder at such time a certificate or certificates for the number of shares of Series A Preferred Stock that such holder has not elected to convert. Such conversion shall be deemed to have been made immediately following the close of business on the date upon which the certificates of Series A Preferred Stock to be converted shall have been delivered to the Corporation (the “Conversion Date”), and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date; provided that if the conversion is in connection with a liquidation, dissolution or winding up of the Corporation (or deemed occurrence of such event pursuant to Section 5.c above) (a “Liquidation Event”), the conversion may, at the option of any holder tendering shares of Series A Preferred Stock for conversion, be conditioned upon the consummation of such Liquidation Event, in which case such holder shall not be deemed to have converted such shares of Series A Preferred Stock until immediately prior to the consummation of the Liquidation Event.

(ii) If the conversion is in connection with an underwritten offering of securities pursuant to the Securities Act, the conversion may, at the option of any holder tendering shares of Series A Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock upon conversion of the Series A Preferred Stock shall not be deemed to have converted such Series A Preferred Stock until immediately prior to the closing of such sale of securities.

d. Adjustments to Conversion Price for Certain Diluting Issues.

(i) Special Definitions. For purposes of this Section 7.d, the following definitions apply:

(1) “Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or deemed to be issued pursuant to Section 7.d (iii) below) by the Corporation after the Original Issue Date, other than Excluded Shares.

(2) “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible or exchangeable into shares of Common Stock.

(3) “Excluded Shares” shall mean (x) all Reserved Employee Shares; (y) all shares of Common Stock issued or issuable upon conversion of shares of the Series A Preferred Stock and (z) all shares of Common Stock issued (or deemed to be issued pursuant to 7.d (iii) below) in connection with acquisitions made by the Corporation that the holders of a majority of the then-outstanding shares of Series A Preferred Stock, voting as a single class, have voted to approve, as appropriately adjusted for any subsequent stock splits, stock dividends, combinations, reclassifications and similar events.

(4) “Options” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire shares of Common Stock or Convertible Securities, excluding the Excluded Shares.

(5) “Reserved Employee Shares” shall mean all shares of common stock which were previously reserved for issuance pursuant to options granted by the Corporation’s parent, Anna’s Linen Company, a California corporation (“Parent”), under Parent’s 1999 Stock Option Plan (the “Option Plan”) (as appropriately adjusted for any subsequent stock splits, stock dividends, combinations, reclassifications and similar events).

(6) “Rights” shall mean all rights issued by the Corporation to acquire shares of Common Stock whether by exercise of warrants, options or similar calls, or conversion of any existing instruments, in each case for consideration fixed, in amount or by formula, as of the date of issuance, excluding the Excluded Shares.

(ii) Adjustment Upon Issuance of Additional Shares of Common Stock. If the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 7.d (iii) below) or other securities convertible into or exchangeable for shares of Common Stock without consideration or for a consideration per share (on an as-converted basis in the case of securities convertible or exchangeable for shares of Common Stock) less than the Conversion Price per share of Common Stock in effect on the date of and immediately prior to such issuance, then and in such event the Conversion Price shall be reduced, concurrently with such issuance, to a price (calculated to the nearest $0.01) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the sum of (A) the number of shares of Common Stock outstanding, on a fully diluted basis, immediately prior to such issuance plus (B) the number of shares of Common Stock that the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the Conversion Price per share of Common Stock in effect immediately prior to such issuance, and the denominator of which shall be the sum of (X) the number of shares of Common Stock outstanding, on a fully diluted basis, immediately prior to such issuance plus (Y) the number of such Additional Shares of Common Stock so issued. Notwithstanding the foregoing, the applicable Conversion Price shall not be reduced if the amount of such reduction would be an amount less than $0.01, but any such amount shall be carried forward and reduction with respect thereto made at the time of and together with any subsequent reduction which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or more.

(iii) Deemed Issue of Additional Shares of Common Stock. If the Corporation at any time or from time to time after the Original Issue Date issues any Options, Convertible Securities or Rights, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise, conversion or exchange of such Options, Convertible Securities or Rights shall be deemed to be Additional Shares of Common Stock issued as of the time of such issuance; provided that Additional Shares of Common Stock shall not be deemed to have been issued pursuant to this Section 7.d (iii) unless the Fair Market Value of the consideration per share (determined pursuant to Section 7.d (v) below) received or to be received by the Corporation for such Additional Shares of Common Stock would be less than the Conversion Price per share of Common Stock in effect on the date of and immediately prior to such issuance, and provided, further, that in any such case:

(1) no further adjustment in the Conversion Price shall be made upon the subsequent issue of shares of Common Stock upon the exercise, conversion or exchange of such Options, Convertible Securities or Rights;

(2) upon the expiration or termination of any unexercised Options, Convertible Securities or Rights, the Conversion Price shall be adjusted immediately to reflect the applicable Conversion Price which would have been in effect had such Options, Convertible Securities or Rights (to the extent outstanding immediately prior to such expiration or termination) never been issued; and

(3) in the event of any change in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any Options, Convertible Securities or Rights, including but not limited to a change resulting from the anti-dilution provisions thereof that do not have an equal proportionate impact on the Conversion Price, the then-effective Conversion Price shall forthwith be readjusted to such Conversion Price as would have applied had the Conversion Price adjustment that was originally made upon the issuance of such Options, Convertible Securities or Rights which were not exercised, converted or exchanged prior to such change been made upon the basis of such change, but no further adjustment shall be made for the actual issuance of Common Stock upon the exercise, conversion or exchange of such Options, Convertible Securities or Rights.

(iv) Determination of Consideration. For purposes of this Section 7.d, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(1) Cash and Property: Such consideration shall:

(A) insofar as it consists of cash, be computed as the aggregate amount of cash received by the Corporation excluding amounts paid or payable for accrued interest or declared but unpaid dividends; and

(B) insofar as it consists of property other than cash, be computed at the fair value thereof, as determined in accordance with Section 2.d hereof.

(2) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 7.d (iii), relating to Options, Convertible Securities and Rights shall be determined by dividing:

(A) the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options, Convertible Securities or Rights, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise, conversion or exchange of such Options, Convertible Securities or Rights, by

(B) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise, conversion or exchange of such Options, Convertible Securities or Rights.

e. Adjustments for Stock Dividends and for Combinations or Subdivisions of Common Stock. In the event that this Corporation at any time or from time to time after the Original Issue Date shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock for no consideration, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Series A Conversion Price for Series A Preferred Stock in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that the Corporation shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration then the Corporation shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

f. Adjustments for Reclassification and Reorganization. If the Common Stock issuable upon conversion of Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for in Section 7.e above or a merger or other reorganization referred to in Section 5.c above), the Conversion Price for Series A Preferred Stock then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Series A Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Series A Preferred Stock immediately before that change.

g. No Impairment. The Corporation will not, by amendment of its Amended and Restated Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 7 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of all series of Preferred Stock against impairment.

h. Certificates as to Adjustments. Upon the occurrence of each adjustment or readjustment of any conversion price pursuant to this Section 7, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A Preferred Stock a certificate executed by the Corporation’s President or a Vice President setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the conversion price for such series of Preferred Stock at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series A Preferred Stock, respectively.

i. Notices of Record Date. In the event that the Corporation shall propose at any time: (i) to declare any dividend or distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus; (ii) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights; (iii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or (iv) to merge or consolidate with or into any other Corporation, or sell, lease or convey all or substantially all of its assets, or to liquidate, dissolve or wind up, then, in connection with each such event, the Corporation shall send to the holders of Preferred Stock: (a) at least twenty (20) days prior written notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the date on which the holders of Common Stock shall be entitled thereto) or for determining rights to vote, if any, in respect of the matters referred to in (iii) and (iv) above; and (b) in the case of the matters referred to in (iii) and (iv) above, at least twenty (20) days prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event).

j. Issue Taxes. The Corporation shall pay any and all issue and other taxes and other governmental charges that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

k. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to these Articles.

l. Fractional Shares. No fractional share shall be issued upon the conversion of any share or shares of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to such fraction multiplied by the then current fair value of the Common Stock as determined in good faith by the Board of Directors of the Corporation.

8.	Voting.

a. Except as otherwise provided herein or as required by law, the Preferred Stock will be voted equally with the shares of the Common Stock and not as a separate class, at any annual or special meeting of shareholders of the Corporation, and may act by written consent in the same manner as the Common Stock, in either case upon the following basis: each holder of shares of the Preferred Stock shall be entitled to the number of votes equal to the respective number of shares of Common Stock into which such shares of Preferred Stock could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent, and shall be entitled to notice of any shareholders’ meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

b. The Board of Directors shall be comprised of five (5) directors or such greater number as permitted under the Corporation’s Bylaws, and for as long as at least 145,600 shares of Series A Preferred Stock (as appropriately adjusted for any stock splits, stock dividends, combinations, reclassifications and other similar events occurring after the Original Issue Date) remain outstanding, the holders of a majority of the then-outstanding shares of Series A Preferred Stock, voting as a single class, whether in person or by written vote or proxy, at any annual or special meeting of the shareholders of the Corporation or at a special meeting of the holders of the Series A Preferred Stock called by a proper officer of the Corporation shall have the right to elect one (1) such director (and to remove such director from office and to fill any vacancy caused by removal, resignation or death of such director) (the “Series A Director”). The remaining directors shall be elected as provided in the Corporation’s Bylaws. The Series A Director shall be entitled to participate in each committee established by the Board.

c. For as long as at least 145,600 shares of Series A Preferred Stock (as appropriately adjusted for any stock splits, stock dividends, combinations, reclassifications and other similar events occurring after the Original Issue Date) remain outstanding and as long as there has not been a Change of Control (as defined below) approved by holders of a majority of the shares of Series A Preferred Stock, or a Qualified Change of Control (as defined below), in addition to any other vote or consent required by applicable law or by these Articles of Incorporation, the vote or written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock, voting as a single class, shall be necessary to effect or validate the following actions by the Corporation or any of its subsidiaries or by the Corporation on behalf of any of its subsidiaries:

(i)	any authorization, issuance or increase in the authorized amount of any class or series of securities that is pari passu or senior to the Series A Preferred Stock;

(ii)	any authorization, grant or issuance of any Options or Rights (as such terms are defined in Section 7.d(i)(4) and (6) above);

(iii)	increase the number of options available for issuance under, or otherwise amend, the Option Plan (as defined in Section 7.d(i)(5) above);

(iv)	any declaration, setting aside or payment of a Dividend on any capital stock of the Corporation;

(v)	any amendment to the Articles of Incorporation or the Bylaws of the Corporation, in each case as in effect on the Original Issue Date;

(vi)	any dissolution, liquidation, winding up, recapitalization or voluntary reorganization of the Corporation;

(vii)	any material change in the nature of the Corporation’s business;

(viii)	make, or permit any subsidiary to make, any corporate acquisitions, dispositions, joint ventures or similar transactions involving assets of the Corporation having a value equal to or exceeding ten percent (10%) of the consolidated net revenues of the Corporation and its subsidiaries for the 12 month period prior to such transaction;

(ix)	Effect any sale, lease, assignment, transfer, or other conveyance of all or substantially all of the assets of the Corporation or any of its subsidiaries, or any consolidation or merger involving the Corporation or any of its subsidiaries, in which in excess of fifty percent (50%) of the Corporation’s voting power is transferred, or any reclassification or other change of any stock, or any recapitalization of the Corporation or any transaction or series of transactions pursuant to which the holders of the outstanding voting securities of the Corporation immediately prior to such transaction fail to hold equity securities representing a majority of the voting power of the Corporation or surviving entity immediately following such consolidation, merger or other transaction (a “Change of Control”); unless such transaction would result in total consideration paid to holders of Series A Preferred Stock greater than or equal to the lesser of (a) a 35% internal rate of return on such holder’s aggregate original investment in Series A Preferred Stock compounded annually or (b) the sum per share of Series A Preferred Stock of (x) 200% of the Original Issue Price plus (y) a 12% annualized dividend on such amount accruing from the date at which the holder of Series A Preferred Stock would realize a price per share in an amount equal to 200% of the Original Issue Price (assuming a 35% internal rate of return to the holders of Series A Preferred Stock until that date) (such a transaction or series of transactions which satisfies either (a) or (b) hereof being a “Qualified Change of Control”);

(x)	make any loans to officers, directors or employees of the Corporation or any subsidiary which in the aggregate exceed $500,000 at any one time or enter into any material transaction with an affiliate of the Corporation or any other related party;

(xi)	any amendment, alteration or change to the rights, preferences, privileges or powers of the Series A Preferred Stock in any manner that adversely affects the holders thereof;

(xii)	the redemption or repurchase of shares of capital stock of the Corporation, other than the repurchase of 364,000 shares of Common Stock from certain selling stockholders as contemplated by the Stock Purchase Agreement dated August 14, 2002;

(xiii)	any other action with respect to which the holders of the shares of Series A Preferred Stock are required to vote as a separate class under applicable law.

RESOLVED FURTHER, that the Chairman of the Board, the Chief Executive Officer, the President or any Vice President, and the Secretary, the Chief Financial Officer, the Treasurer, or any Assistant Secretary or Assistant Treasurer of this Corporation are each authorized to execute, verify, and file a certificate of determination of preferences, rights and privileges in accordance with Delaware law.

IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation by its Chairman, Chief Executive Officer and President this 2nd day of June, 2005.

/s/ Alan Gladstone
Alan Gladstone, Chairman, CEO and President

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